# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PC CONNECTION INC, CIK 0001050377
CUSIP: 69318J100
Title of class of securities: Common Stock par value $.01 per share
Address of issuer's principal executive offices: Route 101A, 730 Milford Rd, Merrimack, New Hampshire (NH), 03054
Date of event which requires filing of this statement: 09/15/2025
Amends the filing with accession number 0001193125-04-068397
Filed by CIK 0001186630
Persons authorized to receive notices and communications: Patricia Gallup, Rt. 101A, 730 Milford Road, Merrimack, New Hampshire (NH), 03054, (603) 683-2000; David Hall Trust 2003, Rt. 101A, 730 Milford Road, Merrimack, New Hampshire (NH), 03054, (603) 683-2000

## Reporting persons
- Patricia Gallup (CIK 0001186630): type of reporting person: individual (IN); citizenship or place of organization: New Hampshire (NH); member of a group; source of funds: personal funds (PF); sole voting power 4,540,508; shared voting power 9,239,025; sole dispositive power 4,540,508; shared dispositive power 9,239,025; aggregate amount beneficially owned 13,779,533 (54.4% of the class)
  Comment: Item 11 includes (i) 4,540,508 shares of common stock, par value $0.01 per share ("Common Stock"), of PC Connection, Inc., a Delaware corporation (the "Issuer") held by Ms. Gallup, (ii) 6,879,962 shares of the Issuer's Common Stock held by an irrevocable trust of which Ms. Gallup is the sole trustee and sole lifetime beneficiary of the shares held by such trust (the "David Hall Trust 2003"), (iii) 162,093 shares of the Issuer's Common Stock held by The Estate of David McLellan Hall, for which Ms. Gallup serves as executor (the "Estate"), (iv) 275,000 shares of the Issuer's Common Stock held by an irrevocable trust formed under the laws of the state of New Hampshire of which Ms. Gallup is the sole trustee (the "North Branch Trust"), (v) 906,837 shares of the Issuer's Common Stock held by a grantor retained annuity trust of which Patricia Gallup is the sole trustee and sole annuitant (the "Abbott Brook Trust"), (vi) 15,133 shares of the Issuer's Common Stock held by Ms. Gallup's spouse, as to which Ms. Gallup disclaims beneficial ownership, and (vii) 1,000,000 shares of the Issuer's Common Stock held by a grantor retained annuity trust of which Ms. Gallup is the sole trustee and sole annuitant (the "Comack Trust-B").
  
  The percentage in row 13 is based upon 25,337,145 shares of the Issuer's Common Stock outstanding on September 15, 2025, based upon information provided by the Issuer.
- David Hall Trust 2003: type of reporting person: other (OO); citizenship or place of organization: New Hampshire (NH); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 6,879,962; sole dispositive power 0; shared dispositive power 6,879,962; aggregate amount beneficially owned 6,879,962 (27.2% of the class)
  Comment: The Estate, on March 13, 2023, transferred 6,879,962 shares of the Issuer's Common Stock to the David Hall Trust 2003 at the direction of Ms. Gallup, in her capacity as executor, for no consideration in order to facilitate the administration of certain assets of the Estate. Ms. Gallup serves as the sole trustee and is the sole lifetime beneficiary of the shares held by the David Hall Trust 2003.
  
  The percentage in row 13 is based upon 25,337,145 shares of the Issuer's Common Stock outstanding on September 15, 2025, based upon information provided by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Common Stock par value $.01 per share
Name of issuer: PC CONNECTION INC
Address of issuer's principal executive offices: Route 101A, 730 Milford Rd, Merrimack, New Hampshire (NH), 03054
Comment: This Amendment No. 12 ("Amendment No. 12") amends the statement on Schedule 13D initially filed by the 1998 PC Connection Voting Trust (the "Voting Trust"), David Hall and Patricia Gallup on April 23, 2004 (the "Original Schedule 13D"), as amended and supplemented by Amendment No. 1 to the Original Schedule 13D, filed on February 12, 2013, as amended and supplemented by Amendment No. 2 to the Original Schedule 13D, filed on January 31, 2014, as amended and supplemented by Amendment No. 3 to the Original Schedule 13D, filed on May 27, 2014, as amended and supplemented by Amendment No. 4 to the Original Schedule 13D, filed on September 27, 2021, as amended and supplemented by Amendment No. 5 to the Original Schedule 13D, filed on December 22, 2021, as amended and supplemented by Amendment No. 6 to the Original Schedule 13D, filed on May 12, 2022, as amended and supplemented by Amendment No. 7 to the Original Schedule 13D, filed on March 15, 2023, as amended and supplemented by Amendment No. 8 to the Original Schedule 13D, filed on May 10, 2024, as amended and supplemented by Amendment No. 9 to the Original Schedule 13D, filed on September 18, 2024, as amended and supplemented by Amendment No. 10 to the Original Schedule 13D, filed on March 24, 2025, as amended and supplemented by Amendment No. 11 to the Original Schedule 13D, filed on August 25, 2025 (as amended and supplemented, the "Schedule 13D") relating to shares of Common Stock of the Issuer. Except as otherwise set forth herein, this Amendment No. 12 does not modify any of the information previously reported in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is amended and restated in its entirety as follows:

At the founding of the Issuer, Patricia Gallup and David Hall acquired shares of Common Stock using nominal personal funds. In connection with the Issuer's initial public offering in March 1998, Ms. Gallup and Mr. Hall placed substantially all of the shares of Common Stock that they beneficially owned immediately prior to the public offering into the Voting Trust in exchange for voting trust receipts representing each share of Common Stock contributed to the Voting Trust. Mr. Hall passed away on November 14, 2020. Upon Mr. Hall's passing the shares of Common Stock directly and beneficially owned by him were transferred to the Estate and Ms. Gallup became the sole remaining trustee of the Voting Trust. As sole remaining trustee, Ms. Gallup had the authority to administer the Voting Trust and vote all of the shares held of record by the Voting Trust. On September 10, 2021, Ms. Gallup, as the sole remaining trustee of the Voting Trust, directed the Voting Trust be liquidated and the shares held of record by the Voting Trust be transferred to Ms. Gallup and the Estate as the holders of all of the outstanding Voting Trust Receipts, which was completed on September 21, 2021.

Between May 16, 2014 and September 15, 2025, Ms. Gallup acquired 26,750 shares of Common Stock pursuant to restricted stock awards under the Issuer's Amended and Restated 2007 Stock Incentive Plan and the Issuer's 2020 Stock Incentive Plan. Between May 16, 2014 and November 14, 2020, Mr. Hall, prior to his passing, acquired 15,500 shares of Common Stock pursuant to restricted stock awards under the Issuer's Amended and Restated 2007 Stock Incentive Plan.

On February 13, 2023, Ms. Gallup's spouse gifted 275,000 shares of Common Stock to an irrevocable trust formed under the laws of the state of New Hampshire (the "North Branch Trust") for no consideration. Under the trust agreement establishing the North Branch Trust, Ms. Gallup serves as sole trustee.

The Estate, on March 13, 2023, transferred 6,879,962 shares of Common Stock to the David Hall Trust 2003 at the direction of Ms. Gallup, in her capacity as executor, for no consideration in order to facilitate the administration of certain assets of the Estate.

On September 16, 2024, for estate planning purposes, Ms. Gallup contributed 2,000,000 shares of Common Stock to the Abbott Brook Trust for no consideration. On September 15, 2025, the Abbott Brook Trust distributed 1,093,163 shares of Common Stock to Ms. Gallup as an annual annuity in accordance with the terms of the trust agreement for no consideration.

On September 15, 2025, for estate planning purposes, Ms. Gallup contributed 1,000,000 shares of Common Stock to the Comack Trust-B for no consideration. Under the trust agreement establishing the Comack Trust-B, Ms. Gallup serves as sole trustee of the Comack Trust-B.

The aggregate cost basis of the 4,540,508 shares of Common Stock held of record by Ms. Gallup is approximately $713,310. The aggregate cost basis of the 6,879,962 shares of Common Stock held of record by the David Hall Trust 2003 is approximately $247,265,604, following a step up in basis upon Mr. Hall's passing. The aggregate cost basis of the 162,093 shares of Common Stock held of record by the Estate is approximately $5,825,617, following a step up in basis upon Mr. Hall's passing. The aggregate cost basis of the 275,000 shares of Common Stock held of record by the North Branch Trust is approximately $1,833. The aggregate cost basis of the 906,837 shares of Common Stock held of record by the Abbott Brook Trust is approximately $6,046. The aggregate cost basis of the 1,000,000 shares of Common Stock held of record by the Comack Trust-B is approximately $6,667. The aggregate cost basis of the 15,133 shares of Common Stock held of record by Ms. Gallup's spouse is approximately $1,636.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is amended and restated in its entirety as follows:

The Reporting Persons hold a substantial position in the Issuer, which was primarily acquired by Patricia Gallup and David Hall at the founding of the Issuer. In connection with the Issuer's initial public offering in March 1998, Ms. Gallup and Mr. Hall placed substantially all of the shares of Common Stock that they beneficially owned immediately prior to the public offering into the Voting Trust in exchange for voting trust receipts representing each share of Common Stock contributed to the Voting Trust. Mr. Hall passed away on November 14, 2020. Upon Mr. Hall's passing the shares of Common Stock directly and beneficially owned by him were transferred to the Estate and Ms. Gallup became the sole remaining trustee of the Voting Trust. As sole remaining trustee, Ms. Gallup had the authority to administer the Voting Trust and vote all of the shares held of record by the Voting Trust. On September 10, 2021, Ms. Gallup, as the sole remaining trustee of the Voting Trust, directed the Voting Trust be liquidated and the shares held of record by the Voting Trust be transferred to Ms. Gallup and the Estate as the holders of all of the outstanding Voting Trust Receipts, which was completed on September 21, 2021.

On February 13, 2023, Ms. Gallup's spouse gifted 275,000 shares of Common Stock to the North Branch Trust for no consideration. Under the trust agreement establishing the North Branch Trust, Ms. Gallup serves as sole trustee. The trust agreement establishing the North Branch Trust also provides that upon the passing of Ms. Gallup, voting and investment control over the shares of Common Stock held by the North Branch Trust would pass to the successor trustee as set forth in the trust agreement.

The Estate, on March 13, 2023, transferred 6,879,962 shares of Common Stock to the David Hall Trust 2003 at the direction of Ms. Gallup, in her capacity as executor, for no consideration. Under the trust agreement establishing the David Hall Trust 2003, Ms. Gallup serves as sole trustee and is the sole lifetime beneficiary of the shares held by the David Hall Trust 2003 and holds voting and dispositive power over the 6,879,962 shares of Common Stock held directly by the David Hall Trust 2003. Following the completion of the administration of the Estate, the assets held by the David Hall Trust 2003 will be distributed to one or more trusts of which Ms. Gallup will be the sole lifetime beneficiary and a co-trustee with an additional co-trustee to be identified.

On September 16, 2024, for estate planning purposes, Ms. Gallup contributed 2,000,000 shares of Common Stock to the Abbott Brook Trust for no consideration. Under the trust agreement establishing the Abbott Brook Trust, Ms. Gallup serves as sole trustee and sole annuitant of the Abbott Brook Trust and holds shared voting and dispositive power over the shares of Common Stock held directly by the Abbott Brook Trust. Ms. Gallup or, if she passes, her estate, receives an annual annuity amount from the Abbott Brook Trust. On September 15, 2025, the Abbott Brook Trust distributed 1,093,163 shares of Common Stock to Ms. Gallup as an annual annuity in accordance with the terms of the trust agreement for no consideration. As a result of this distribution, the Abbott Brook Trust holds less than 5% of the outstanding shares of Common Stock of the Issuer as of September 15, 2025. The Abbott Brook Trust is scheduled to expire on September 15, 2026 at which time the assets remaining in the Abbott Brook Trust will be distributed to a spillover trust.

On September 15, 2025, under the trust agreement establishing the Comack Trust-B, Ms. Gallup serves as sole trustee and sole annuitant of the Comack Trust-B and holds shared voting and dispositive power over the shares of Common Stock held directly by the Comack Trust-B. Ms. Gallup or, if she passes, her estate, will receive an annual annuity amount from the Comack Trust-B. The Comack Trust-B is scheduled to expire on September 14, 2027 at which time the assets remaining in the Comack Trust-B will be distributed to a spillover trust.

On September 15, 2025, Ms. Gallup gifted 3,500 shares of Common Stock to a charity for no consideration.

The Issuer has historically maintained a share repurchase program for the purchase of shares of Common Stock from time to time. As a result of repurchases under this program from March 2025 through September 2025, the number of shares of outstanding Common Stock decreased, and consequently, the percentage of shares of Common Stock beneficially owned by the Reporting Persons as of September 15, 2025, passively increased.

Ms. Gallup is the Chief Administrative Officer and Chairman of the Board of Directors of the Issuer.

Except as disclosed in this Schedule 13D, none of the Reporting Persons currently has any other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is amended and restated in its entirety as follows:

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 25,337,145 shares of the Issuer's Common Stock outstanding on September 15, 2025, based upon information provided by the Issuer.

A. Patricia Gallup

As of close of business on September 15, 2025, Patricia Gallup, as the sole trustee and sole lifetime beneficiary of the shares held by the David Hall Trust 2003, the executor of the Estate, the sole trustee of the North Branch Trust, the sole trustee and sole annuitant of the Abbott Brook Trust, the sole trustee and sole annuitant of the Comack Trust-B, and by virtue of her spouse's holdings, may be deemed to beneficially own (i) 4,540,508 shares of Common Stock owned directly by Ms. Gallup, (ii) 6,879,962 shares of Common Stock owned directly by the David Hall Trust 2003, (iii) 162,093 shares of Common Stock owned directly by the Estate, (iv) 275,000 shares of Common Stock owned directly by North Branch Trust, as to which Ms. Gallup disclaims beneficial ownership, (v) 906,837 shares of Common Stock owned directly by the Abbott Brook Trust, (vi) 1,000,000 shares of Common Stock owned directly by the Comack Trust-B and (vii) 15,133 shares of Common Stock owned directly by her spouse, as to which Ms. Gallup disclaims beneficial ownership.

Percentage: 54.4%

B. David Hall Trust 2003

As of close of business on September 15, 2025, the David Hall Trust 2003 directly and beneficially owned 6,879,962 shares of Common Stock.

Percentage: 27.2%
Number of shares as to which each person has sole or shared power to vote or dispose:
A. Patricia Gallup

Sole power to vote or direct vote: 4,540,508
Shared power to vote or direct vote: 9,239,025
Sole power to dispose or direct the disposition: 4,540,508
Shared power to dispose or direct the disposition: 9,239,025

B. David Hall Trust 2003

Sole power to vote or direct vote: 0
Shared power to vote or direct vote: 6,879,962
Sole power to dispose or direct the disposition: 0
Shared power to dispose or direct the disposition: 6,879,962
Transactions in the class effected during the past sixty days:
A. Patricia Gallup

On September 1, 2025, Ms. Gallup received 500 shares of Common Stock for no cash consideration upon the vesting of 500 restricted stock units issued to Ms. Gallup under the PC Connection, Inc. Amended and Restated 2007 Stock Incentive Plan, as amended.

On September 15, 2025, Ms. Gallup gifted 3,500 shares of Common Stock to a charity for no consideration.

On September 15, 2025, Ms. Gallup received 1,093,163 shares of Common Stock from Abbott Brook Trust as an annual annuity in accordance with the terms of the trust agreement for no consideration.

On September 15, 2025, for estate planning purposes, Ms. Gallup contributed 1,000,000 shares of Common Stock to the Comack Trust-B for no consideration.

B. David Hall Trust 2003

The David Hall Trust 2003 has not entered into any transactions in the Common Stock of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1. Joint Filing Agreement, dated as of September 17, 2025, by and among the Reporting Persons.**

**Filed herewith

## Signatures
- Patricia Gallup: /s/ Patricia Gallup, Patricia Gallup (09/17/2025)
- David Hall Trust 2003: /s/ Patricia Gallup, Patricia Gallup, as Trustee (09/17/2025)